Exhibit 99.5

CONSENT OF INDEPENDENT REGISTERED CHARTERED PROFESSIONAL ACCOUNTANTS

We consent to the incorporation by reference in Registration Statements No. 333-12130 on Form F-3, No. 333-12780 and 333-12802 on Form S-8 and No. 333-176092 on Form F-9 and to the use of our reports dated March 7, 2013, relating to the consolidated financial statements of BCE Inc. and the effectiveness of BCE Inc.’s internal control over financial reporting, and to such reports appearing in and being incorporated by reference in this Annual Report on Form 40-F of BCE Inc. for the year ended December 31, 2012.

(signed) Deloitte LLP1
Independent Registered Chartered Professional Accountants

Montréal, Canada
March 13, 2013

______________________________
1 CPA auditor, CA, public accountancy permit No. A104644